N-SAR ATTACHMENT


Item 77(C)

	At the 1997 Annual Meeting of Stockholders of the Registrant held on April 29, 1997, the stockholders approved:
	(i) the election of directors, consisting of (a) Charles M. Royce,
	(b) Thomas R. Ebright, (c) Richard M. Galkin, (d) Stephen L. Isaacs, and (e) David L. Meister; (ii) a change in the Registrant's fundamental investment policies; and (iii) the selection of accountants.

Votes Cast ForVotes Cast AgainstVotes Abstained
(i)      (a)     7,307,536.200   N/A     176,377.443
(b)     7,267,131.294   N/A     216,782.349
(c)     7,268,523.692   N/A     215,389.951
(d)     7,265,181.692   N/A     218,731.951
(e)     7,266,433.692   N/A     217,479.951
(ii) 5,311,945.211   377,521.618     188,610.814
(iii)        7,318,681.734    46,819.000     118,412.909

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